82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026462

REGISTRANT'S NAME Westward Explorations Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3027 FISCAL YEAR 9-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/8/02

WESTWARD EXPLORATIONS LTD.

2001 Annual Report

Windarra
Resource
Group

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WESTWARD EXPLORATIONS LTD.	01	09	30	01	12	05

ISSUER ADDRESS
#900 – 555 BURRARD STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
JUNE BALLANT	CONTROLLER	604-688-1508

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
jballant@windarra.com	

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"STEVEN BRUNELLE"	STEVEN BRUNELLE	02	01	17
"JOHN PALLOT"	JOHN PALLOT	02	01	17

DAVIDSON & COMPANY — Chartered Accountants — A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Westward Explorations Ltd.

We have audited the balance sheets of Westward Explorations Ltd. as at September 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada — Chartered Accountants

December 5, 2001

A Member of SC *INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

WESTWARD EXPLORATIONS LTD.
BALANCE SHEETS
AS AT SEPTEMBER 30

	2001	2000
ASSETS		
Current		
Cash and equivalents	$ 3,478	$ 25,305
Receivables	10,835	1,372
Exploration advance	-	1,506
	14,313	28,183
Long-term investment (Note 3)	313,167	313,284
Due from Windarra Minerals Ltd. (Note 4)	915,699	964,770
Capital assets (Note 5)	1,240	1,694
Mineral properties (Note 6)	2	1,925,343
Deferred exploration costs (Note 7)	1	171
	$ 1,244,422	$ 3,233,445
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 33,198	$ 19,249
Shareholders' equity		
Capital stock (Note 8)	5,996,533	5,996,533
Deficit	(4,785,309)	(2,782,337)
	1,211,224	3,214,196
	$ 1,244,422	$ 3,233,445

Nature and continuance of operations (Note 1)
Contingency (Note 15)

On behalf of the Board:

"John Pallot"	Director	"Steven Brunelle"	Director
John Pallot		Steven Brunelle	

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATIONS LTD.
STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED SEPTEMBER 30

	2001	2000
EXPENSES		
Administrative fees	$ 8,000	$ 10,800
Amortization	454	726
Audit and accounting	23,300	15,770
Corporate administration fees	10,000	4,250
Legal	6,584	7,644
Management and financial consulting	20,800	10,640
Office and sundry	23,240	27,532
Property investigation	1,506	46,317
Regulatory fees	5,234	4,665
Rent and reception	12,000	12,000
Technical consulting fees	-	39,300
Transfer agent fees	3,292	2,919
Travel and related costs	2,245	9,778
	116,655	192,341
Loss from operations	(116,655)	(192,341)
OTHER ITEMS		
Interest and other income	60,467	63,971
Write-down of long-term investments (Note 3)	(106,823)	(29,093)
Gain on option of mineral property (Note 6)	85,550	136,500
Write-down of mineral properties and deferred exploration costs (Note 9)	(1,925,511)	-
Write-off of mineral properties and deferred exploration costs (Note 9)	-	(1,371,670)
	(1,886,317)	(1,200,292)
Loss for the year	(2,002,972)	(1,392,633)
Deficit, beginning of year	(2,782,337)	(1,389,704)
Deficit, end of year	$ (4,785,309)	$ (2,782,337)
Basic and diluted loss per share	$ (0.11)	$ (0.07)
Average number of shares outstanding during the year	18,697,548	18,697,548

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATIONS LTD.
STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,002,972)	$ (1,392,633)
Items not affecting cash:		
Accrued interest income	(57,929)	(53,281)
Amortization	454	726
Write-down of long-term investment	106,823	29,093
Gain on option of mineral property	(85,550)	(136,500)
Write-down of mineral properties and deferred exploration costs	1,925,511	-
Write-off of mineral properties and deferred exploration costs	-	1,371,670
Gain on sale of investment	(1,741)	-
Changes in non-cash working capital items:		
(Increase) decrease in receivables	(9,463)	1,086
Increase (decrease) in accounts payable and accrued liabilities	13,949	(12,626)
Net cash used in operating activities	(110,918)	(192,465)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of long-term investments	(50,000)	-
Deferred exploration costs	-	(141,003)
Exploration advance	1,506	218,912
Acquisition of capital assets	-	(347)
Repayment from (advances to) Windarra Minerals Ltd.	107,000	(242,000)
Proceeds on sale of investment	30,585	-
Net cash provided by (used in) investing activities	89,091	(164,438)
Decrease in cash and equivalents during the year	(21,827)	(356,903)
Cash and equivalents, beginning of year	25,305	382,208
Cash and equivalents, end of year	$ 3,478	$ 25,305
Cash paid during the year for:		
Interest expense	$ -	$ -
Income taxes	-	-

Supplemental disclosure to cash flows (Note 13)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	2001	2000
Working capital (deficiency)	$ (18,885)	$ 8,934
Deficit	(4,785,309)	(2,782,337)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long-term investments

Long-term marketable securities are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange ("CDNX") as described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Uinder this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

3. LONG-TERM INVESTMENTS

	2001	2000
Shares of publicly trade companies, quoted market value - $263,167 (2000 - $313,284)	$ 368,034	$ 342,377
Less: write-down	(104,867)	(29,093)
	263,167	313,284
Investment in Adelaide	50,000	-
Total investments	$ 313,167	$ 313,284

During the current year, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposes to source and sell coal between China and Europe. The port of origin of the coal is located in Rizhao, China.

4. DUE FROM WINDARRA MINERALS LTD.

The following amounts are due from Windarra Minerals Ltd. ("Windarra"):

	2001	2000
Principle amount, unsecured, with no specific date of repayment	$ 857,770	$ 911,489
Accrued interest at the Royal Bank of Canada prime rate	57,929	53,281
	$ 915,699	$ 964,770

The fair value of this loan is not determinable as it has no specific date of repayment.

5. CAPITAL ASSETS

	2001			2000		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 3,649	$ 2,409	$ 1,240	$ 3,649	$ 1,955	$ 1,694

6. MINERAL PROPERTIES

	Little Deer Lake Claims	Magnacon Claims	Total 2001	Little Deer Lake Claims	Magnacon Claims	Armonia Gold Project	Total 2000
Balance, beginning of year	$ 1	$ 1,925,342	$ 1,925,343	$ 1	$ 1,925,342	$ 355,863	$ 2,281,206
Written-down during the year	-	(1,925,341)	(1,925,341)	-	-	-	-
Written-off during the year	-	-	-	-	-	(355,863)	(355,863)
Balance, end of year	$ 1	$ 1	$ 2	$ 1	$ 1,925,342	$ -	$ 1,925,343

Little Deer Lake claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon claims, Ontario

The Company previously acquired from its parent company, Windarra, a 11.12% beneficial interest in certain mineral claims in the Sault Ste. Marie Division, Ontario. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities (Note 9).

Los Caballos, Argentina

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51% interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

6. MINERAL PROPERTIES (cont'd…)

Los Caballos, Argentina (cont'd…)

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

During the current year, the Company received 129,622 common shares of Tenke, which resulted in a net gain of $85,550. As at September 30, 2001, the Company has received a total of 504,622 common shares of Tenke.

Armonia Gold project, Peru

The Company held an option with a company with an officer in common, to acquire a 50% interest in certain mineral claims in the Province of Huarai, Peru by paying US$250,000.

During 2000, management of the Company determined that it would not proceed with the development of the property and accordingly, all related costs were written-off to operations (Note 9).

7. DEFERRED EXPLORATION COSTS

	Magnacon Claims	Total 2001	Magnacon Claims	Armonia Gold Project	Total 2000
Balance, beginning of the year	$ 171	$ 171	$ 171	$ 874,804	$ 874,975
Additions during the year:					
Camp construction, supplies and accommodation	-	-	-	3,536	3,536
Diamond drilling	-	-	-	54,588	54,588
Environmental permits	-	-	-	9,257	9,257
Field office and miscellaneous	-	-	-	7,399	7,399
Labour	-	-	-	32,368	32,368
Project management	-	-	-	905	905
Staking and recording fees	-	-	-	17,522	17,522
Transportation and travel	-	-	-	15,428	15,428
Additions during the year	-	-	-	141,003	141,003
	171	171	171	1,015,807	1,015,978
Written-down during the year	(170)	(170)	-	-	-
Written-off during the year	-	-	-	(1,015,807)	(1,015,807)
Balance, end of the year	$ 1	$ 1	$ 171	$ -	$ 171

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
As at September 30, 1999, 2000 and 2001	18,697,548	$ 5,996,533

As at September 30, 2001, 13,474,215 common shares of the Company are held by Windarra.

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Stock options

The following incentive stock options were outstanding at September 30, 2001:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.20	August 18, 2004
1,410,000	0.15	May 16, 2006

Stock option transactions and the number of share options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, September 30, 1999	1,760,000	$ 0.20
Options granted	-	-
Options cancelled/expired	(425,000)	0.20
Options exercised	-	-
Balance, September 30, 2000	1,335,000	0.20
Options granted	1,410,000	0.15
Options cancelled/expired	(1,125,000)	0.20
Options exercised	-	-
Balance, September 30, 2001	1,620,000	$ 0.15

8. CAPITAL STOCK (cont'd...)

Following is a summary of the status of options outstanding at September 30, 2001:

	Outstanding Options			Exercisable Options	
Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$ 0.20	210,000	3.90 years	$ 0.20	210,000	$ 0.20
0.15	1,410,000	4.62 years	0.15	1,410,000	0.15

9. WRITE-DOWN OR WRITE-OFF OF MINERAL PROPERTIES AND DEFERRED EXPLORATIONS COSTS

	2001			2000		
	Mineral Properties	Deferred Exploration Costs	Total	Mineral Properties	Deferred Exploration Costs	Total
Magnocon claims	$1,925,341	$ 170	$1,925,511	$ -	$ -	$ -
Armonia, Gold Project	-	-	-	355,863	1,015,807	1,371,670
	$1,925,341	$ 170	$1,925,511	$ 355,863	$1,015,807	$1,371,670

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued legal fees of $6,584 (2000 - $6,120) to a law firm in which a director of the Company is a partner.

b) Paid or accrued accounting fees of $10,800 (2000 - $7,200) to Windarra.

c) Paid or accrued office rent of $12,000 (2000 - $12,000) to Windarra.

d) Paid or accrued administrative fees of $8,000 (2000 - $10,800) to a company controlled by a former officer and a former director of the Company.

10. RELATED PARTY TRANSACTIONS (cont'd...)

e) Paid or accrued management and financial consulting fees of $20,800 (2000 - $10,640) to a director of the Company.

f) Paid or accrued technical consulting fees of $Nil (2000 - $39,300) to a former officer of the Company.

g) Paid or accrued corporate administration fees of $10,000 (2000 - $4,250) to a director of the Company.

h) The Company accrued interest income of $57,929 (2000 - $53,281) from Windarra.

i) The Company paid $50,000 for a 10% participation interest in a partnership in which a director is a partner.

Included in accounts payable is $10,785 (2000 - $9,942) owing to directors and a company with a common director.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes follows:

	2001	2000
Loss before taxes	$ (2,002,972)	$ (1,392,633)
Income taxes at statutory rate of 44.6% (2000 – 45.62%)	$ (893,326)	$ (635,319)
Non-deductible expenses	915,781	639,359
Unrecognized benefit of non-capital losses	(22,455)	(4,040)
Total income taxes	$ -	$ -

The significant components of the Company's future income tax assets are as follows:

	2001	2000
Future income tax assets:		
Non-capital loss carryforwards	$ 284,712	$ 300,142
Capital assets	1,074	892
Resource deductions	542,707	555,118
Net future income tax assets before valuation allowance	828,493	856,152
Less valuation allowance	(828,493)	(856,152)
Net future income tax assets	$ -	$ -

The Company has approximately $638,000 of non-capital losses which expire beginning in 2008.

11. INCOME TAXES (cont'd...)

Subject to certain restrictions, the Company has further resource development and exploration expenditures totalling approximately $1,100,000 available to reduce taxable income of future years.

Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements.

12. SEGMENTED INFORMATION

Industrial information

The Company primarily operates in one industry segment.

Geographical information

	2001	2000
Revenue		
Canada	$ 60,467	$ 63,971
Income (loss) for the year		
Canada	$ (2,002,972)	$ (20,963)
	$ (2,002,972)	$ (1,392,633)
Identifiable assets		
Canada	$ 1,244,422	$ 3,233,445
	$ 1,244,422	$ 3,233,445

13. SUPPLEMENTAL DISCLOSURE TO CASH FLOWS

Significant non-cash transactions for the year ended September 30, 2001:

a) The Company received 129,622 common shares of Tenke at an agreed value of $85,550 on the option of a mineral property.

Significant non-cash transactions for the year ended September 30, 2000:

a) The Company received 175,000 common shares of Tenke at an agreed value of $136,500 on the option of a mineral property.

b) The Company received 129,898 common shares of Poseidon Minerals Ltd., a company with directors in common, at an agreed price of $0.23 per share to settle receivables in the amount of $29,877.

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, receivables, amounts due from Windarra Minerals Ltd., and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

15. CONTINGENCY

During the current year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, the CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in these financial statements.

SCHEDULE A: FINANCIAL INFORMATION

See attached audited financial statements for the year ended September 30, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 7 in the attached audited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached audited financial statements.

2. Related party transactions:

   See Note 10 in the attached audited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

Date of Issue	Name	Number of Shares	Exercise Price	Expiry Date
May 16, 2001	William Anderson	600,000	$ 0.15	May 16, 2006
May 16, 2001	John Pallot	220,000	0.15	May 16, 2006
May 16, 2001	Jay Sujir	100,000	0.15	May 16, 2006
May 16, 2001	Peter Dunfield	200,000	0.15	May 16, 2006
May 16, 2001	Steven Brunelle	200,000	0.15	May 16, 2006
May 16, 2001	June Ballant	40,000	0.15	May 16, 2006
May 16, 2001	Marion McGrath	50,000	0.15	May 16, 2006

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

4. b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, September 30, 2001	18,697,548	$ 5,996,533

c) Options, warrants and convertible securities outstanding:

See Note 8 in the attached audited financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	William Anderson
Director:	John Pallot
Director:	Jay Sujir
Director:	Steven Brunelle
Director:	Peter Dunfield
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. The Company's business

The Company is in the business of exploring mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's exploration activities have been centered on precious metal properties in Canada and South America.

2. Operations and financial discussions

Mineral properties and exploration

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the year, no works programs were undertaken.

Magnacon Properties, Ontario

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on this property until River Gold completes a US$2M work commitment in the next 3 years. The Company does not have to spend on this property until River Gold completes its US$2 million work commitment over the next 3 years.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. Operations and financial discussions (cont'd...)

Mineral properties and exploration (cont'd...)

Magnacon Properties, Ontario (cont'd...)

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights which are available to Windarra, Westward and Mishibishu. Future exploration efforts at this property will target additional gold deposits that could provide feed to the nearby mill. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred explorations costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Armonia Property, Peru

The Company had an option to earn a 50% interest in the 5200 hectare Armonia gold property by paying US$250,000. In 2000, Management determined that it would proceed with the development of the property and accordingly Westward has written off all the relevant costs to the property in its September 2000 financial statements.

Los Caballos Property, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 504,622 shares of Tenke Mining Corp. Tenke has also acknowledged that an accelerated pro-rata release of remaining Tenke shares based on expenditures to date is due. During the year, the Company received 129,622 common shares of Tenke recorded at a deemed price of $0.66 per share.

El Fuste Property, Mexico

In March 2000 the Company acquired by staking, a 100% interest in a 743 hectare concession in Sinaloa, Mexico. After spending $10,000 on staking and a preliminary geochemical sampling, the Company decided to suspend work on the property.

The Adelaide Group

The Company entered into a Partnership Agreement with the Adelaide Group to acquire a 10% participation interest in coal trade between China and Europe in consideration of $50,000. The Adelaide Group proposes to source and sell the coal to western European end users. The port of origin of the coal is located in Rizhao, China.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Financial Discussion

The Company realized a significant decrease in its overall operating expenses for the current fiscal year end, which totalled $116,655 compared to $192,341 in the previous year. This decrease was primarily attributed to the property investigations and the related engagement of technical consultants that occurred in the previous year in Mexico. The increase of loss per share to the Company from $0.07 per share in fiscal 2000 to $0.11 per share in the current year was mainly due to the write-down of $1,925,511 on the Magnacon property. In addition, the Company wrote-down its long-term investments by $106,823 to reflect fair market value. This write-down also had an impact on the increased loss per share.

During the year, the Company received 129,622 common shares of Tenke Mining Corp. which resulted in a net gain of $88,550. The Company did not raise any capital during the year.

The Company has no property commitment expenditures and therefore anticipates maintaining a similar level of administration expenses throughout the upcoming year until a new project is identified. The Company is, however, committed to the Adelaide Group partnership which contemplates the purchase, transport and sale of coal. During the year, the Company acquired a 10% interest in the partnership in consideration of $50,000. Thus, under the Partnership Agreement, the partners will be responsible for their pro rata of profits and losses.

3. Contingency

During the current year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, the Canada Customs and Revenue Agency ("CCRA") reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

4. Management Changes

Eppie Canning resigned from the Board of Directors.

5. Working Capital Position

At the end of September 2001, the Company had working capital deficiency of $18,885. In addition, the Company has long-term marketable securities presently valued at $263,167 and a receivable from parent of $915,699. Westward and its parent Windarra are working on financing options in anticipation of new acquisitions which will be announced in due course.

WESTWARD EXPLORATIONS LTD.

Windarra Resource Group

CORPORATE DATA

January 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director
Jay Sujir, Director
Peter Dunfield, Director

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	23,721,909
Escrow:	Nil
Options:	1,620,000
Warrants:	Nil

LISTINGS

Canadian Venture Exchange
Trading Symbol: WWE
Cusip No.: 96168D 10 7

WESTWARD EXPLORATIONS LTD.

NOTICE OF 2002 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting (the "Meeting") of members of **Westward Explorations Ltd.** (the "Company") will be held in the Board Room, 9th Floor, 555 Burrard Street, Vancouver, British Columbia on February 19, 2002, at the hour of 10:00 a.m. for the following purposes:

(a) To receive and consider the report of the directors, the audited financial statements of the Company for the period ended September 30, 2001, and the report of the auditor thereon;

(b) To re-appoint an auditor for the ensuing year at a remuneration to be fixed by the directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since the last annual general meeting;

(d) To elect directors for the ensuing year;

(e) To consider and, if thought fit, to approve

  (i) all stock options granted in the past year,

  (ii) the granting of directors', officers', and employees' incentive stock options,

  (iii) the establishment of any stock option plan proposed in the accompanying information circular, and

  (iv) the amendment of any past, present or future stock options, stock option agreements, or stock option plans,

  providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange") and notice thereof is filed with the Exchange;

(f) To transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

Members who are unable to attend the Meeting in person are requested to read the notes accompanying the instrument of proxy and complete and return the proxy to the Company's transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 688-4301, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of January, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"John Pallot"

JOHN PALLOT,
Director

WESTWARD EXPLORATIONS LTD.

INFORMATION CIRCULAR
as at and dated January 15, 2002

Solicitation of Proxies

This information circular is furnished in connection with the solicitation of proxies by management of **Westward Explorations Ltd.** (the "Company") for use at the 2002 annual general meeting (the "Meeting") of members of the Company to be held on February 19, 2002, at the time and place and for the purposes set forth in the notice of Meeting.

The cost of this solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Company. A member desiring to appoint some other person (who need not be a member) to represent him or her at the meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and in either case delivering the completed proxy to the office of **Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 688-4301, or the Company's office, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071**, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

The chair of the Meeting will have the discretion to accept or reject proxies otherwise deposited.

A member who has given a proxy may revoke it by an instrument in writing delivered to the said office of **Computershare Trust Company or the Company's office** at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting, or in any manner provided by law.

Voting of Proxies

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member on any ballot that may be called for, and if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of proxy will vote the securities represented by the proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying notice of Meeting and other matters which may properly come before the Meeting. As at the date of this information circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

Advance Notice of Annual General Meeting

Advance notice of the Meeting was published on November 23, 2001, pursuant to the requirements of section 111 of the *Company Act* of British Columbia and section 4 of the "Regulation" to the *Company Act.*

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of 100,000,000 common shares without par value. As at the date of this information circular, 18,697,548 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting. January 15, 2002, has been fixed in advance by the directors of the Company as the record date for the purpose of determining those members entitled to receive notice of, and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

Name	Number of Voting Securities	Percentage
Windarra Minerals Ltd.[1]	13,474,215	72.06%

[1]*A company whose shares are listed and posted for trading on the Canadian Venture Exchange and the Toronto Stock Exchange and which has common directors and officers with the Company.*

Appointment of Auditor

The persons named in the enclosed instrument of proxy intend to vote for the re-appointment of **Davidson & Company, Chartered Accountants** as the Company's auditor until the next annual general meeting of members at a remuneration to be fixed by the board of directors. Davidson & Company, Chartered Accountants, was first appointed as the Company's auditor on November 10, 1999.

Election of Directors

The persons named in the following table are management's nominees to the board. Each director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the articles of the Company or unless he or she becomes disqualified to act as a director.

Name and Address of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities[1]
William Anderson Vancouver, BC President and Director	Self-employed businessman; Solicitor;	March 26, 2001	Nil
Steven Brunelle Toronto, ON Director	Geologist; Director and Officer of several reporting companies;	December 29, 2000	25,000
Jay Sujir Vancouver, BC Director	Partner of Anfield Sujir Kennedy & Durno, Barristers & Solicitors;	August 18, 1999	Nil
John Pallot New Westminster, BC Director	Service Representative, Telus;	April 7, 1993	Nil
Peter Dunfield West Vancouver, BC Director	Self-employed consultant, iO Corporate Services Ltd.; Director and Officer of several reporting companies;	May 15, 2001	Nil

1 voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

All of the proposed nominees are ordinarily resident in Canada.

The board of directors has not appointed an executive committee.

As the Company is a reporting company the directors of the Company are required to elect from their number an audit committee. **William Anderson, Steven Brunelle and John Pallot** are the three directors elected by the board of directors of the Company to the audit committee.

Statement of Executive Compensation

Compensation to Executive Officers

Currently, William Anderson is the only Named Executive Officer of the Company as defined in Form 41 prescribed by the "Regulations" under the *Securities Act* of the Province of British Columbia.

The criteria used in determining the amount of executive officer compensation which is appropriate is based on an assessment of salaries paid in the industry for similar duties in which the Company is engaged.

Executive officers are entitled to participate in incentive stock options granted by the Company. For additional information with respect to incentive stock options granted to executive officers, please refer to the heading "Directors' and Key Employees' Stock Options" below.

The following table sets forth particulars concerning the compensation of Named Executive Officers for the Company's previous three financial years:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	*Securities Under* Options/SARs Granted (#)	*Restricted* Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
William Anderson[2] President	2001	Nil	Nil	Nil	600,000[3]	Nil	Nil	$20,800[4]
F. Eppie Canning[5] former President	2001 2000	Nil Nil	Nil Nil	Nil Nil	Nil 100,000[6]	Nil Nil	Nil Nil	$8,000[7] $10,800[7]
John Magee[8] former President	2000 1999	Nil Nil	Nil Nil	Nil Nil	Nil 400,000[6]	Nil Nil	Nil Nil	$39,300[9] $38,700[9]

1 the value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus.
2 Mr. Anderson was appointed President of the Company since March 26, 2001.
3 Options to purchase 600,000 shares at a price of $0.15 per share exercisable until May 16, 2006.
4 Management, consulting and administration fees.
5 Ms. Canning resigned as President of the Company on March 26, 2001.
6 Due to the resignations of Ms. Canning and Mr. Magee, these options have terminated.
7 Management, consulting and administration fees paid to a company owned and controlled by F. Eppie Canning.
8 Mr. Magee resigned as President of the Company on August 31, 2000.
9 Technical consulting fees.

Long Term Incentive Plan Awards to Named Executive Officers

No long term incentive plan awards were made to any Named Executive Officer during the financial year ended September 30, 2001.

Options & SARs Granted to Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Company and its subsidiaries, if any, and stock appreciation rights ("SARs") as defined in Form 41 prescribed in the "Regulations" under the *Securities Act* of the Province of British Columbia, made to each Named Executive Officer during the financial year ended September 30, 2001:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Date of Grant in 2001	Securities under Options/SARs Granted (#)[1]	% of Total Options Granted to Employees in Financial Year[2]	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
William Anderson	May 16, 2001	600,000	42.6%	$0.15	$0.20	May 16, 2006

1 common shares of the Company.
2 includes both employee and director stock options

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended September 30, 2001, and the financial year-end value of unexercised options and SARs:

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
William Anderson	Nil	N/A	600,000	N/A

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts between either the Company or its subsidiaries and the Named Executive Officers except as referred to under the heading "Management Contracts" below.

Neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company's financial year ended September 30, 2001.

Management Contracts

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company.

Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2001.

Interest of Insiders In Material Transactions

During the year ended September 30, 2001, the Company paid or accrued:

- administrative, management and consulting fees of $20,800 to William Anderson, the President of the Company;
- administrative and consulting fees of $8,000 to F. Eppie Canning, the former President of the Company;
- consulting fees of $10,000 to iO Corporate Services Ltd., a company 50% owned and controlled by Peter Dunfield, a director of the Company; and
- legal fees of $6,584.34 to Anfield Sujir Kennedy & Durno. Mr. Sujir, a director of the Company, is a partner of that law firm.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Particulars of Other Matters to be Acted Upon

Directors' and Key Employees' Stock Options

The current Exchange policies applicable to Tier 2 companies provide that no more than 10% of the issued share capital of the company can be made subject to director's and employee's stock options at any one time unless the company has adopted a stock option plan and no more than 5% of the issued share capital of the company may be reserved for issuance to any one individual at the time of the grant of the stock options. Under certain circumstances options may be granted to consultants and investor relations personnel. The price at which the options may be granted is based on the trading price of the Company's shares less any permitted discount.

If options are to be established under a stock option plan, the number of shares reserved for issuance under the plan must be fixed as to a number and the Exchange will generally not accept a reservation of more than 20% of the Company's issued capital for the grant of options under the plan.

Shareholder Approval

Under the policies of the Canadian Venture Exchange, Shareholder Approval must be obtained to any stock option plan or grant that, together with previously established stock options plans or grants, could result at any time in the number of shares reserved for issuance under stock options exceeding 10% of the issued shares of the Company.

Similarly, under the Exchange policies, Disinterested Shareholder Approval (as defined below) for the grant of stock options must be obtained where:

a. Insiders who are not directors or senior officers of the Company are receiving stock options as consultants of the company, or

b. a stock option plan, together with all of the company's other previously established or proposed stock option grants could result at any time in:

    i. the number of shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the outstanding issue,

    ii. the issuance to Insiders, within a one year period of a number of shares exceeding 10% of the outstanding issue, or

    iii. the issuance to any one Insider and such Insider's associates, within a one year period of a number of shares exceeding 5% of the outstanding issue.

As a consequence, approval from both the members as a whole and Disinterested Shareholders is being sought by management to an empowering resolution approving all stock options granted in the past year, all stock option agreements and stock options amended in the past year, and for the grant of any new stock options; the establishment of any stock option plan proposed herein, and the amendment of any stock option plans, stock option agreements or stock options which may be issued or granted by the Company in the ensuing year providing the same are in accordance with the policies of the Canadian Venture Exchange (the "Exchange"). By passing the empowering resolution, members and Disinterested Shareholders will be providing the approvals referred to above in respect of all stock options granted in the past year, the amendment of any stock option agreements and stock options amended in the past year, and the granting of any stock options, the establishment of any stock option plans, and the amendment of any stock option plans, stock option agreements or stock options by the Company in the ensuing year, including all matters concerning stock options of the Company described herein. As a consequence of obtaining the approvals of members and Disinterested Shareholders as sought, the Company will not be required to seek further approval of shareholders to any matter concerning stock options in the ensuing year. Shareholder approval is requested at this time in order to save the Company the expense of convening an extraordinary meeting of members specifically for the purpose of approving a specific grant of Insiders' stock options or any amendment to any existing stock option plans, stock option agreements or stock options made after the date of the Meeting. Management has no present intention of issuing any additional insiders' stock options or amending any Stock Option Plan or any stock option agreements at this time other than as referred to in this Circular or publicly announced prior to the Meeting.

Disinterested Shareholder Approval is defined as the approval of a majority of the votes cast at the shareholders meeting other than votes attaching to securities beneficially owned by:

a. Insiders to whom shares may be issued pursuant to the stock option plan, and
b. Associates of such Insiders.

On the motion concerning stock options, the Company will determine the Disinterested Shareholders at the Meeting and record separately in the minutes of the Meeting the determination of:

a. all members, including Disinterested Shareholders, an
b. Disinterested Shareholders.

The Exchange policies governing the grant of Incentive Stock Options are available for review during regular business hours at the office of the Company's solicitor, Anfield Sujir Kennedy & Durno, Barristers & Solicitors, 1600 - 609 Granville Street, Vancouver, BC, V7Y 1C3.

The following is a summary of stock option matters for which the Company is seeking shareholder approval:

Stock Options for the Ensuing Year

The Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them subject to Exchange approval and subject to disinterested member approval being obtained with respect to options granted to Insiders of the Company. Options granted will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

Each option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be a director, officer or employee or (b) such date as the board may determine at the time of grant.

Approval of members is sought for the ratification of all stock options granted in the past year; the establishment of directors', and employees' incentive stock option plans; the granting of directors', officers' and employees' incentive stock options; the power to amend any past, present or future stock option plans or stock options now in effect or which may be granted pursuant to the resolution being placed before the members, always in accordance with the policies of and subject to the approval of the Exchange.

Stock Option Plan

The Company is not establishing a stock option plan this year.

Stock Options Granted and Exercised in the Past Year

During the financial year ended September 30, 2001, the Company granted to its directors, officers and/or employees the following incentive stock options:

Date of Grant	Number of Shares	Expiry Date	Exercise Price	Price Range in the 30 Day Period Preceding the Date of Grant of the Options[1]	
				High	Low
May 16, 2001	1,410,000	May 16, 2002	$0.15	$0.24	$0.20

[1]*The shares of the Company did not trade during the 30 days preceding the date of grant. The last trade prior to the date of grant was March 30, 2001.*

During the financial year ended September 30, 2001, no shares were issued pursuant to the exercise of incentive stock options.

Management knows of no other matters to come before the Meeting of members other than referred to in the notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the said Meeting, the form of proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

"John Pallot"

John Pallot,
Director

WESTWARD EXPLORATIONS LTD. (the "Company")

PROXY

Type of Meeting:	**Annual General Meeting**	**Meeting Time:**	**10:00 a.m., Pacific Time**
Meeting Date:	**February 19, 2002**	**Meeting Location:**	**Boardroom, 9th Floor, 555 Burrard Street, Vancouver, BC, V7X 1M8**

This proxy is solicited by the management of the Company.

The undersigned registered shareholder of the Company hereby appoints **William Anderson**, or failing him, **June Ballant**, both Officers of the Company, or in the place of the foregoing, ______________________________, *(Please Print Name)* as proxyholder for and on behalf of the undersigned, with the power of substitution, to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general meeting of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the meeting or any adjournment thereof.

Resolutions (for full details of each item please see the notice of meeting and information circular which accompanied this proxy form).

		For	Against	Abstain
1.	Approving acts of Directors:	_____	_____	_____
2.	Approving Incentive Stock Options:	_____	_____	_____

		For	Withhold
3.	Appointing **Davidson & Company** as auditor at a remuneration to be fixed by the Directors	_____	_____
4.	Electing **William Anderson** as director:	_____	_____
5.	Electing **Steven Brunelle** as director:	_____	_____
6.	Electing **Jay Sujir** as director:	_____	_____
7.	Electing **John Pallot** as director:	_____	_____
8.	Electing **Peter Dunfield** as director:		

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting

____

(Signature) *(Date)*

____

Please Print Name

Number of securities held if not otherwise specified.____________________

This proxy form is not valid unless it is signed and dated. If someone other than the registered shareholder of the Company signs this proxy on the shareholder's behalf, authorizing documentation acceptable to the Chairman of the meeting must be deposited with this proxy form. See reverse.

Subject to the discretion of the chairman of the meeting, to be effective, this proxy form must be received at the office of **Computershare Trust Company of Canada**, or the Company, by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the meeting. The following are the mailing address and facsimile number of **Computershare Trust Company of Canada, Fourth Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, Facsimile No.: (604) 683-3694. and the Company, 9th Floor, 555 Burrard Street, Box 273, Two Bentall Centre, Vancouver, BC, V7X 1M8, Facsimile No.: (604) 893-7071.**

Notes:

1. If you cannot attend the meeting but wish to vote on the resolutions and to appoint one of the management nominees, please leave the wording appointing the management nominees as shown, sign and date and return the proxy form. **You have the right to appoint another person, who need not be a shareholder of the Company, to attend and act for you and on your behalf at the meeting.** If you wish to appoint another person, you may do so by crossing off the names of the management nominees and inserting your appointed proxyholder's name in the space provided. *Your appointed proxyholder will then have to attend the meeting if your vote is to be counted.* You may also appoint an alternate proxyholder to act in the place of an absent proxyholder.

2. The securities represented by this proxy form will be voted or withheld from voting in accordance with your instructions on any poll that may be called for in respect of any resolution and, if you have specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **Where no choice on a resolution is specified by you, this proxy form confers discretionary authority on your appointed proxyholder. In such case, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.** With respect to any amendments or variations in any of the resolutions shown on the proxy form, or other matters which may properly come before the meeting, the securities will be voted by the nominee appointed as the nominee in his or her sole discretion sees fit.

3. If you have returned a proxy form and later decide to vote in person, you may do so by attending the meeting. Please register your attendance with the Company's scrutineers at the meeting and inform them that you have previously returned a proxy form.

4. If the proxy form is signed on your behalf by your attorney or, if the shareholder is a corporation, by an officer or attorney for the corporation and is not under the corporation's common seal, the power of attorney or a director's resolution, as the case may be, or a notarial copy thereof, must accompany the proxy form.

5. A Proxy, to be effective, must be deposited at the office of the Company or the Trust Company, as noted above, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

WESTWARD EXPLORATIONS LTD.

TO: Registered Members

AND TO: Non-Registered Security Holders

National Policy Statement No. 41 provides Registered Members and Non-Registered Security Holders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive interim financial statements or, in the Company's discretion, the Company's quarterly reports with financial statements appended thereto. If you wish to receive such information, please complete and return this form to:

Westward Explorations Ltd.
9th Floor, 555 Burrard Street
PO Box 273, Two Bentall Centre
Vancouver, BC
V7X 1M8

NAME: ____
(Please Print)

ADDRESS: ____

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POSTAL CODE: ____

I hereby certify that I am either a Registered Member or a Non-Registered Security Holder of the Company.

Dated this _______ day of _______________, 2002.

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(Signature)